October 17, 2019

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.
Schedule TO-I
Filed October 8, 2019
File No. 005-90222

Dear Mr. Hindin:

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated October 11, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Schedule TO”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital will file Schedule TO-I/A Amendment No. 1 (the “Revised Schedule TO”) reflecting revisions in response to the Commission’s comments.

Offer to Purchase

Comment 1. Please explain the basis upon which you have concluded that the tender offer will not have a going private effect. Please see Exchange Act Rule 13e-3(a)(3)(ii)(A).

Response: The Company respectfully submits that the following legal analysis supports the Company’s position that Exchange Act Rule 13e-3 is not applicable to the Company’s tender offer for its rights. Exchange Act Rule 13e-3(a)(3) provides that a Rule 13e-3 transaction must have “either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of” Exchange Act Rule 13e-3. The rights tender offer commenced by GigCapital does neither. There are two effects described in Exchange Act Rule 13e-3(a)(3)(ii). The first of these, in subparagraph (A), is that the tender offer causes the class of equity securities of the issuer to become eligible for termination of registration, or causes the reporting obligations with respect to such class to become eligible for termination or suspension under applicable Exchange Act Rules. Each of the applicable Exchange Act Rules use numerical thresholds of holders of the class of equity securities for determination of whether termination or suspension can occur. Prior to the commencement of the tender offer, the requisite numerical thresholds for such termination or suspension already existed for the GigCapital rights. The Company advises the Staff that as of October 16, 2019, there are approximately 116 holders of its rights (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 in the C&DI’s). The Company respectfully notes that the Staff concluded in Question and Answer 104.01 of the C&DI’s, relating to Rule 13e-3 of the Exchange Act, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. As a result, the act of commencement of the tender offer did not create a reasonable likelihood or purpose of creating this effect as the effect pre-existed.

Furthermore, the rights by their very nature automatically convert into shares of GigCapital common stock upon the consummation of the business combination that GigCapital, as a special purpose acquisition company, is required to consummate. That has been a characteristic of the rights since their establishment and issuance as a class of securities in December 2017. As a result, the rights will cease to exist as a separate class of equity securities upon the consummation of the business combination. The Company respectfully submits that the business combination, which is an acquisition of the shares of stock of Kaleyra S.p.A., a third party private company, is not a transaction referred to in Exchange Act Rule 13e-3(a)(3), as provided for in subsection (a)(3)(i) because it is not (A) a purchase of an equity security of GigCapital, (B) a tender offer for an equity security made by GigCapital for a class of securities of GigCapital, or (C) a solicitation of any proxy in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of GigCapital, a sale of substantially all the assets of GigCapital, or a reverse stock split of any class of equity securities of GigCapital. Rather, the business combination is an acquisition of the shares of a third party, such that this third party becomes a wholly-owned subsidiary of GigCapital, the added effect of which is the automatic conversion of GigCapital’s rights, by the terms of the rights, into common stock irrespective whether GigCapital engages in a tender offer for the rights.

In addition, and noting that this concerns the Company’s common stock which is a separate security from the rights, as previously disclosed by the Company in its Current Report on Form 8-K, filed on August 16, 2019, on August 15, 2019, the Company received notice from the New York Stock Exchange (“NYSE”) that is was not (and currently is not) in compliance with the requirement of Section 802.1B of the NYSE Listed Company Manual that the Company’s common stock be held by a minimum of 300 holders. Notwithstanding the fact that the Company is not currently in compliance with the requirement of Section 802.1B of the NYSE Listed Company Manual, upon completion of the business combination, it is the Company’s intent to come into compliance with the requirements of the NYSE Listed Company Manual and to continue to have common stock outstanding, listed and registered under the Exchange Act. Therefore, the tender offer will not affect the Company’s ongoing compliance with Exchange Act reporting requirement.

The second effect, set forth in Exchange Act Rule 13e-3(a)(3)(ii)(B), is that the transaction or tender offer will cause the class of equity securities to no longer be listed on a national securities exchange, such as the NYSE upon which the GigCapital rights are currently listed. As disclosed in the Schedule TO, approximately 78% of the rights holders have agreed not to tender their rights via lock-up agreements, although GigCapital is making the tender offer to all rights holders in compliance with the “all holders” rule. During the short time frame between the expiration of the time for delivery of the rights in response to the tender offer following the approval of the business combination at the special meeting, and the consummation of the business combination after the special meeting of GigCapital stockholders and the expiration of the tender offer, the rights, the overwhelming number of which will be outstanding, will remain listed on the NYSE until such time as they are automatically converted into shares of GigCapital common stock upon the consummation of the business combination. Such shares of GigCapital common stock are separately traded as an equity class of securities on the NYSE. As a result, the tender offer does not create a reasonable likelihood or purpose of creating the effect that the rights will cease to be listed on the NYSE. With neither effect necessary for a transaction or tender offer to be considered a Rule 13e-3 transaction occurring, the tender offer does not have a going private effect.

Comment 2. Disclosure on page 15 indicates that the offer is conditioned upon the closing of the Business Combination. However, disclosure on the cover page of the Offer to Purchase indicates that the issuer “intend[s] to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day before the special meeting of the Company’s stockholders to approve the Business Combination.” Please reconcile, recognizing that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the Offer.

Response: GigCapital has amended the relevant disclosure as set forth in the Revised Schedule TO to address the Staff’s comment. Specifically, GigCapital is amending the Offer to Purchase to provide that the tender offer for the rights will remain open until one minute after 11:59 p.m. on November 7, 2019 or if extended, the day of the special meeting of GigCapital’s stockholders to approve its proposed business combination with Kaleyra S.p.A., and to provide that the tender offer is conditioned upon the approval by the GigCapital stockholders at such special meeting of the business combination. As a result the condition to the tender offer will have occurred prior to the expiration of the tender offer.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc: Dr. Avi S. Katz

Enclosures

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